CF GLOBAL TRADING, LLC AND SUBSIDIARIES

CONSOLIDATED STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2017







UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-52725

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CF Global Trading, LLC & Subsidiaries

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

60 East 42nd Street, Suite 1455
(No. and Street)

New York	New York	10165
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Edouard Dejoux 212-888-4711
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

WithumSmith+Brown PC
(Name – *if individual, state last, first, middle name*)

465 South Street, Suite 200	Morristown	New Jersey	07960
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, Edouard Dejoux _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
CF Global Trading, LLC & Subsidiaries _____ , as

of December 31 _____ , 20 17 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

~~No Exceptions~~



Signature

Chief Operating Officer
Title



Notary Public



SEAN M KENNY
Notary Public - State of New York
NO. 01KE6308952
Qualified in New York County
My Commission Expires Aug 18, 2018

This report ** contains (check all applicable boxes):

- [✓] (a) Facing Page.
- [✓] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [✓] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of CF Global Trading, LLC and Subsidiaries

Opinion on the Consolidated Financial Statement

We have audited the accompanying consolidated statement of financial condition of CF Global Trading, LLC and Subsidiaries (the "Company"), as of December 31, 2017, and the related notes (collectively referred to as the "consolidated financial statement"). In our opinion, the consolidated financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2017, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This consolidated financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the consolidated financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statement. We believe that our audit provides a reasonable basis for our opinion.

WithumSmith+Brown, PC

We have served as the Company's auditor since 2016.

February 27, 2018

WithumSmith+Brown, PC   1411 Broadway, 9th Floor, New York, New York 10018-3496   **T** (212) 751 9100   **F** (212) 750 3262   **withum.com**

MEMBER OF HLB INTERNATIONAL. A WORLD-WIDE NETWORK OF INDEPENDENT PROFESSIONAL ACCOUNTING FIRMS AND BUSINESS ADVISORS.

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Consolidated Statement of Financial Condition
December 31, 2017

ASSETS	
Cash and cash equivalents	$ 8,437,339
Segregated reserve accounts	310,098
Due from brokers	1,445,411
Clearing deposit	1,018,271
Investments at fair value	571
Prepaid expenses	285,852
Fixed assets - net of accumulated depreciation and amortization of $ 2,576,902	66,337
Research credits receivable	412,414
Other assets	270,912
	$ 12,247,205
LIABILITIES	
Accounts payable and accrued expenses	$ 1,581,354
Research credits payable	307,409
Due to brokers	585,785
Deferred rent	36,986
	2,511,534
Commitments	
MEMBERS' CAPITAL	
Members' interest	10,381,233
Accumulated other comprehensive loss – foreign exchange	(645,562)
	9,735,671
	$ 12,247,205

See notes to consolidated financial statements

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2017

NOTE A - NATURE OF BUSINESS

CF Global Trading, LLC (the "Parent"), a Delaware limited liability company, was organized on April 18, 2000. The Parent is a registered broker-dealer and a member of the Financial Industry Regulatory Authority ("FINRA"). The Parent was organized for the principal purpose of engaging in international securities brokerage business and acts as an agency or introducing broker for institutional customers. It clears all transactions through other broker-dealers on a fully disclosed basis. The Parent shall continue for an indefinite time, as allowed for in the Amended Limited Liability Company Agreement (the "Agreement"). CF Global Trading (UK) Ltd, incorporated in the United Kingdom and Authorized and Regulated by the Financial Conduct Authority, and CF Global (HK) Limited, incorporated in Hong Kong and licensed by the Securities and Futures Commission, are wholly-owned subsidiaries of the Parent and act as agency or introducing brokers in their respective region.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

[1] Basis of presentation:

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("US GAAP").

[2] Principles of consolidation:

The consolidated financial statements of CF Global Trading, LLC and Subsidiaries (collectively, the "Company") include the accounts of CF Global Trading, LLC and its wholly-owned subsidiaries, CF Global (HK) Limited, and CF Global Trading (UK) Limited. Comprehensive income relates to foreign translation gains and losses due to consolidation with non-U.S. entities. All material intercompany transactions and balances have been eliminated in consolidation.

[3] Cash and cash equivalents:

The Company considers money market funds and highly liquid instruments purchased with an original maturity of three months or less to be cash equivalents. Cash and cash equivalents include foreign bank balances in the amount of $3,625,786.

[4] Due from brokers and clearing deposit:

The amount due from broker in the statement of assets and liabilities consists of cash balances and the net of receivables and payables for unsettled trades. The clearing deposit in the amount of $1,018,271 is held as a security by the clearing broker.

[5] Revenue recognition:

Commissions and related clearing expenses are recorded on a trade-date basis. Commissions generated under the Company's commission management programs are recognized gross in the profit and loss account and corresponding research provided is expensed.

[6] Translation of foreign currencies:

The financial position and results of operations of the Company's foreign subsidiaries are measured using the foreign subsidiary's local currency as the functional currency. Revenues and expenses of such subsidiaries have been translated into U.S. dollars at average exchange rates prevailing during the year. Assets and liabilities have been translated at the rates of exchange on the statement of financial condition date. The resulting translation gain or loss adjustment is shown as other comprehensive income in the consolidated statement of operations and is described further in Note I of these notes to consolidated financial statements.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Transaction gains and losses that arise from exchange rate fluctuations on transactions denominated in a currency other than the functional currency are included in the results of operations as incurred. Foreign currency transaction losses included in operations totaled $231,515 in 2017.

[7] Valuation of investments :

The Company carries its investments at fair value. Fair value is an estimate of the exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants (i.e. the exit price at the measurement date). Fair value measurements are not adjusted for transaction costs. A fair value hierarchy that consists of three levels is used to prioritize inputs to fair value valuation techniques:

Level 1   Unadjusted quoted prices in active markets for identical assets or liabilities.

Level 2   Inputs other than quoted market prices that are observable, either directly or indirectly, and reasonably available. Observable inputs reflect the assumptions market participants would use in pricing the asset or liability and are developed based on market data obtained from sources independent of the Company.

Level 3   Unobservable inputs. Unobservable inputs reflect the assumptions that the members develop based on available information about what market participants would use in valuing the asset or liability.

An asset's or liability's level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Availability of observable inputs can vary and is affected by a variety of factors. The members use judgment in determining fair value of assets and liabilities and Level 3 assets and liabilities involve greater judgment than Level 1 or Level 2 assets or liabilities.

The Company held common stock of publicly traded entities and exchange-traded funds which are classified within Level 1 of the fair value hierarchy. Securities positions that are listed on securities exchanges or listed on the NASDAQ National Market are valued at the last reported sales price on the primary securities exchanges on the last business day of the accounting period. If there are no sales on that day, they are valued at their closing bid prices.

Investments are classified within Level 3 of the fair value hierarchy because they trade infrequently (or not at all) and therefore have little or no readily available pricing. Unobservable inputs are used to measure fair value to the extent that observable inputs are not available. The investments in investment funds, which are held by the Company's Hong Kong subsidiary, are classified within Level 3 of the fair value hierarchy.

The values assigned to investments and any unrealized gains or losses reported are based on available information and do not necessarily represent amounts that might be realized if a ready market existed and such difference could be material. Furthermore, the ultimate realization of such amounts depends on future events and circumstances and, therefore, valuation estimates may differ from the value realized upon disposition of individual positions.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

[8] Depreciation and amortization:

Depreciation is provided using the straight-line method over the estimated useful lives of the assets of five years for furniture, equipment and capitalized software. Leasehold improvements are amortized over the lesser of the economic useful life of the improvement or the term of the lease, whichever is shorter.

[9] Income taxes:

The Parent has elected to be classified as a partnership for U.S. federal income tax purposes. CF Global Trading (UK) Limited is included in the federal income tax return filed by the Parent. The Parent is not required to pay income taxes on income, profits or capital gains. Each member's applicable share of the Company's taxable income is reported on the member's individual income tax returns. The Company paid $15,000 in Unincorporated Business Tax ("UBT") to New York City and income taxes totaling $221,000 were paid by its foreign subsidiaries for the year ended December 31, 2017.

The Parent and CF Global Trading (UK) Limited are subject to the New York City unincorporated business tax, which requires an add-back for members' compensation. The difference between the effective tax rate and statutory rate for Unincorporated Business Tax ("UBT") results from adjustments to book income for nondeductible expenses, foreign subsidiary income not included for New York City purposes, apportionment of taxable income between New York City and other locations and the add-back of members' guaranteed payments.

The Company is also subject to income taxes from non-U.S. jurisdictions. Each member's applicable share of the Company's U.S. and state taxable income is reported on the member's individual income tax returns.

Tax laws are complex and subject to different interpretations by the taxpayer and taxing authorities. Significant judgment is required when evaluating tax positions and related uncertainties. Future events such as changes in tax legislation could require a provision for income taxes. Any such changes could significantly affect the amounts reported in the consolidated statement of operations.

For the year ended December 31, 2017, management has determined that there are no material uncertain income tax positions, and as such, no interest or penalties were recognized in 2017.

There are currently no income tax returns under audit.

[10] Use of estimates:

The preparation of consolidated financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

[11] Client commission arrangement or research credits:

The Company ensures commission arrangements with customers fall within the safe harbor provisions of Rule 28(e) of the Securities Exchange Act as amended, which provides for the payment of research, brokerage, and other expenses permissible

[12] Recent accounting pronouncements:

In May 2014, the FASB issued guidance for revenue recognition which was codified as ASC 606. Subsequently, the FASB issued an amendment to defer for one year the effective date of the new guidance on revenue recognition, as well as issued additional clarifying amendments. The new guidance outlines a single comprehensive model for entities to use in accounting for revenue arising from contracts with customers. The core principle of the guidance is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. Additionally, the guidance requires improved disclosure to help users of financial statements better understand the nature, amount, timing, and uncertainty of revenue that is recognized. The new guidance supersedes most current revenue recognition guidance, including industry-specific guidance, and is now effective commencing with our 2018 fiscal year. The guidance allows for either a full retrospective or modified retrospective transition method. The Company is continuing to evaluate which transition method to use.

The Company has previously recognized all revenue received from commission management arrangements gross of any expenses. In accordance with new guidelines under ASC 605-35 contracts with some of the company's clients meet may not meet the criteria in ASC 606 for recognizing revenue gross. Where the Company is seen to act as an agent and not principal for the provision of research credits any income received would be required to be reported net of any expenses.   Where the timing of payment for research services agreed with customer is deemed to provide a significant benefit the transaction price will be adjusted for any significant financing component. The Company does not expect the adoption of ASC 606 to have a material impact on the financial statements.

In February 2016, the FASB issued new accounting guidance related to leases. This update, effective for the Company beginning January 1, 2019, will replace existing lease guidance in GAAP and will require lessees to recognize lease assets and lease liabilities on the balance sheet for all leases and disclose key information about leasing arrangements. When implemented, lessees and lessors will be required to recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach.

[13] Reclassification:

Where appropriate prior year amounts have been re-classed to conform to current year presentation. There was no impact to total equity or net income.

Notes to Consolidated Financial Statements
December 31, 2017

NOTE C - FAIR VALUE OF INVESTMENTS

The following are the Company's investments owned by level within the fair value hierarchy at December 31, 2017:

	Fair Value	Fair Value Hierarchy
Assets:		
Common stock	$ 263	Level 1
Investment funds	308	Level 3
	$571	

The following summarizes changes in fair value of the Company's Level 3 assets and liabilities for the year ended December 31, 2017   The information reflects gains and losses for the full year for assets and liabilities categorized as Level 3 as of December 31, 2017. The information does not include gains or losses for assets and liabilities that were transferred out of Level 3 prior to December 31, 2017.

	Level 3 Investment Funds
Balance - beginning of year	$ 356
Proceeds from sales of investments	(48)
Net realized and unrealized loss on investments	(0)
Balance - end of year	$ 308
Change in unrealized gain(loss)	$ (0)

The valuation technique for Level 3 investment funds is to value them at their net asset value at December 31, 2017. Unobservable inputs for Level 3 investments relate to liquidity of the underlying fund investments. Other Level 3 disclosures required by US GAAP are not presented due to the trivial nature of the investments and do not have a material impact on these financial statements.

See Note B[7] for additional information related to the fair value hierarchy and valuation techniques and inputs.

NOTE D – MEMBERS' CAPITAL

Members' capital consists of common interests and management interests. Management interests represented 12.9% of members' capital as at December 31st, 2017 and does not entitle the holder to vote on any Company related matter.

Income and losses are allocated among the members based on their participating percentages, as defined in the Company's LLC Agreement.

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2017

NOTE E – NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission (SEC) uniform net capital rule (Rule 15c3-1), which requires that aggregate indebtedness, as defined, shall not exceed 15 times net capital, as defined. At December 31, 2017, the Company had net capital of $1,040,606 which was $699,264 in excess of its required net capital of $341,342. The Company's ratio of aggregate indebtedness to net capital was 4.92 to 1.

CF Global (HK) Limited is a securities dealer licensed by the Hong Kong Securities and Futures Commission, and was required to maintain liquid capital of $386,802 as of December 31, 2017. As of December 31, 2017, CF Global (HK) Limited is in compliance with this requirement.

CF Global Trading (UK) Limited is a securities dealer licensed by the UK Financial Conduct Authority (FCA). Under FCA rules, CF Global Trading (UK) Limited is required to maintain the Fixed Overhead Requirement, which at December 31, 2017 was $541,564. As of December 31, 2017, CF Global Trading (UK) Limited is in compliance with this requirement.

The Company claims exemption from the provisions of Rule 15c3-3 pursuant to paragraph (k)(2)(i) and (k)(2)(ii) of such rule.

NOTE F – FIXED ASSETS

Fixed assets at December 31, 2017 are comprised of the following:

Computer and office equipment	$ 1,061,684
Furniture and fixtures	318,269
Leasehold improvements	483,983
Capitalized software	779,303
Total cost	2,643,239
Less accumulated depreciation	(2,576,902)
Fixed assets	$ 66,337

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

Notes to Consolidated Financial Statements
December 31, 2017

NOTE G – COMMITMENTS

The Company and its subsidiaries occupy office space under various noncancelable operating leases with terms expiring through 2022. The Company's current office is secured by a letter of credit in the amount of $85,353 expiring July 1, 2018. A letter of credit in the amount of $115,885 securing the Company's previous office lease is expiring April 30, 2018. Minimum rental commitments under noncancelable leases are as follows:

Year Ending December 31, 2017	
2018	$ 660,518
2019	517,405
2020	156,851
2021	128,030
2022	101,372
	$ 1,564,176

Rent expense was $956,648 for the year ended December 31, 2017. Deferred rent was $36,986 at December 31, 2017. The deferred rent represents adjustments to recognize rent on a straight-line basis resulting from step rent schedules and lease incentives on the applicable leases.

NOTE H - RELATED PARTY TRANSACTIONS

During 2017, the Company, in the ordinary course of business, received commissions of $331,085 from a customer whose principal is a member of the Company. No amounts were due from this related party at year end. The managing member of the Company also holds an investment in a fund managed by this entity.

NOTE I - FINANCIAL INSTRUMENTS AND RISKS

In the normal course of its business, the Company trades various financial instruments and enters into various financial transactions where the risk of potential loss due to market risk, credit risk, and other risks can equal or exceed the related amounts recorded. The success of any investment activity is influenced by general economic conditions that may affect the level and volatility of equity prices, credit spreads, interest rates, and the extent and timing of investor participation in the markets for both equities and interest-rate sensitive investments. Unexpected volatility or illiquidity in the markets could impair the Company's ability to carry out its business and could cause losses to be incurred.

Market risk represents the potential loss that can be caused by increases or decreases in the fair value of investments due to market fluctuations.

Currency risk is the risk that the fair value of an investment will fluctuate because of changes in foreign exchange rates. Investments that are denominated in a non-U.S. currency are subject to the risk that the value of a particular currency will change in relation to one or more other currencies. Among the factors that may affect currency values are trade balances, the level of short-term interest rates, differences in relative values of similar assets in different currencies, long-term opportunities for investment and capital appreciation and political developments.

Credit risk represents the potential loss that would occur if counterparties fail to perform pursuant to the terms of their obligations. As a nonclearing broker, the Company has its customers' transactions cleared through other broker-dealers pursuant to clearance agreements. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing brokers may expose the Company to risk and potential loss.

Liquidity risk is the risk that the Company will not be able to raise funds to fulfill its commitments, including the inability to sell investments quickly or at close to fair value.

The net asset value of an investment fund does not take into account the effect of factors such as an investment fund's lock up and withdrawal policies, management, incentive and other fee structures, liquidity and current fair value of side-pocket investments, unfunded obligations and capital commitments. An investment fund's funding may be subject to various conditions and/or approval rights. Under certain circumstances, withdrawals from an investment fund may be limited or suspended (in whole or in part) as deemed necessary by the fund's investment manager. Substantial requests for withdrawals from an investment fund could cause the investment fund to liquidate positions sooner than would otherwise be desirable which could adversely affect the performance of the investment fund. In addition, regardless of the period of time in which withdrawals occur, the resulting reduction in an investment fund's net assets could make it more difficult for an investment fund to diversify its holdings and achieve its investment objectives.

As a nonclearing broker, the Company has its customers' transactions cleared through another broker-dealer pursuant to a clearance agreement. Nonperformance by its customers in fulfilling their contractual obligations pursuant to securities transactions with the clearing broker may expose the Company to risk and potential loss.

The Company keeps most of its cash with a major bank and/or its clearing broker. The bank account balances often exceed the FDIC insurance limit. Cash balances at the clearing broker are held primarily in money market mutual funds which are not covered by FDIC insurance.

CF GLOBAL TRADING, LLC AND SUBSIDIARIES

NOTE J - RECONCILIATION OF ASSETS AND LIABILITIES TO FORM X-17A-5

The accompanying consolidated statement of financial condition as of December 31, 2017 is prepared in accordance with accounting principles generally accepted in the United States of America and differs from the accounting prescribed by the SEC's general instructions to Form X-17A-5 under which certain subsidiaries may not be consolidated.

A reconciliation of amounts reported herein by the Company to amounts reported by the Company on the unaudited Form X-17A-5 Part II filed with the SEC is as follows:

	Part II Form X-17A-5	Subsidiaries Consolidated	Adjustment/ Eliminations	Consolidated Statement of Financial Condition
ASSETS				
Cash and cash equivalents	$ 534,708	$ 3,625,786	$ 4,276,845	$ 8,437,339
Segregated reserve accounts	310,098	-	-	310,098
Due from brokers	834,475	599,412	11,524	1,445,411
Clearing deposit	1,018,271	-	-	1,018,271
Investments at fair value	3,990,570	308	(3,990,307)	571
Investments in subsidiaries	7,998,542	-	(7,998,542)	-
Due from subsidiary	2,126	477,999	(480,125)	-
Due from Parent	-	3,659,900	(3,659,900)	-
Fixed assets, net	34,680	31,657	-	66,337
Research credits receivable	412,414	-	-	412,414
Prepaid assets	-	-	285,852	285,852
Other assets	390,680	458,062	(577,830)	270,912
	$ 15,526,564	$ 8,853,124	$ (12,132,483)	$ 12,247,205
LIABILITIES				
Accounts payable and accrued expenses	$ 569,565	$ 1,011,789	$ -	$ 1,581,354
Research credits payable	281,562	25,847	-	307,409
Due to subsidiaries	3,659,900	477,999	(4,137,899)	-
Due to Parent	-	2,126	(2,126)	-
Due to brokers	579,388	312	6,085	585,785
Deferred rent	29,719	7,267	-	36,986
	5,120,134	1,525,340	(4,133,940)	2,511,534
MEMBERS' CAPITAL	10,406,430	7,327,784	(7,352,981)	10,381,233
Cumulative translation adjustment	-	-	(645,562)	(645,562)
	$ 15,526,564	$ 8,853,124	$ (12,132,483)	$ 12,247,205

NOTE K - Employee Benefit Plans

The Company has an agreement with a non-government pension fund in accordance with which employee contributions are made twice a month. Contributions are calculated as a certain fixed percentage of the employees' salaries. These pension benefits are accumulated in the Fund during the employment period and distributed by the Fund subsequently. As such, all these benefits are considered as made under a defined contribution plan and are expensed as incurred. Accordingly, the Company has no long-term commitments to provide funding, guarantees, or other support to the Fund. There were no employer contributions to the plan for the year ended December 31, 2017.